

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2022

Iris Yan
Chief Financial Officer
Taoping Inc.
Unit 3102, 31/F, Citicorp Centre
18 Whitefield Road, Hong Kong

   Re: Taoping Inc.
     Registration Statement on Form F-3
     Filed January 14, 2022
     File No. 333-262181

Dear Ms. Yan:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether

your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

2.   Provide a description of how cash is transferred through your organization. Provide cross-references to the consolidated financial statements.

Prospectus Summary, page 2

3.   Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and whether the PCAOB can inspect the audit workpapers of the company's China subsidiaries, and the implications to the company.

Risk Factors, page 7

4.   We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the decrease in the number of "non-inspection years" from three years to two years would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Please also disclose whether the PCAOB can inspect the audit workpapers of the company's China subsidiaries, and the implications to the company.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kevin (Qixiang) Sun